Exhibit 99.4

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of November 6, 2023 (this “Agreement”).

BETWEEN:

CRESCENT POINT ENERGY CORP., a corporation existing under the laws of the Province of Alberta (the “Purchaser”)

and

________________________, an individual residing in the City of ____________ in the Province of ____________ (the “Securityholder”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) between the Purchaser and Hammerhead Energy Inc. (the “Company”), the Purchaser will acquire all of the issued and outstanding Class A common shares in the capital of the Company (the “Company Shares”), subject to the terms and conditions set forth in the Arrangement Agreement;

AND WHEREAS it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) pursuant to section 193 of the Business Corporations Act (Alberta);

AND WHEREAS the Securityholder is the registered and/or beneficial owner, directly or indirectly, of the Company Shares and Incentive Awards set forth on Schedule A hereto;

AND WHEREAS the Purchaser is relying on the covenants, representations and warranties of the Securityholder set forth in this Agreement in connection with the Purchaser’s execution and delivery of the Arrangement Agreement and would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Securityholder;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities and the Subject Incentive Awards and the other restrictions and covenants set forth herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

All capitalized terms used in this Agreement that are not defined herein or in the recitals hereto, which recitals form an integral part of this Agreement, and that are defined in the Arrangement Agreement, shall have the respective meanings ascribed to them in the Arrangement Agreement. In addition to the capitalized terms defined elsewhere herein, in this Agreement (including the recitals):

(a)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

(b)	“Parties” means, collectively, the Securityholder and the Purchaser, and “Party” means either one of them, as the context requires;

(c)	“Subject Incentive Awards” means that number of Incentive Awards set forth on Schedule A to this Agreement, being all of the Incentive Awards owned legally or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control of direction, either directly or indirectly, and shall further include all securities which may be converted into, exchanged for, or otherwise changed into Incentive Awards, and any Incentive Awards otherwise acquired by the Securityholder after the date hereof; and

(d)	“Subject Securities” shall include:

(i)	that number of Company Shares set forth on Schedule A to this Agreement, being all of the Company Shares owned legally or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, and shall further include all securities which may be converted into, exchanged for, or otherwise changed into Company Shares (other than Subject Incentive Awards), and any Company Shares otherwise acquired by the Securityholder after the date hereof; and

(ii)	all shares or other securities into or for which the Company Shares set forth on Schedule A to this Agreement may be converted, exchanged or otherwise changed, including, without limitation, securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Company or any Subsidiary of the Company.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.5	Incorporation of Schedule

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2
COVENANTS

2.1	General Covenants of the Securityholder

The Securityholder hereby covenants and agrees to and for the benefit of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement or insofar as the Securityholder is acting on behalf of the Company in a manner consistent with the terms of the Arrangement Agreement:

(a)	at any meeting of the Company Shareholders called to vote upon the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of such meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, the Securityholder shall cause his or her Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) his or her Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of the approval of the Arrangement Resolution and the transactions contemplated in the Arrangement Agreement, and any other matter necessary for the consummation of the Arrangement. If the Securityholder is the beneficial owner, but not the registered holder, of any of his or her Subject Securities, the Securityholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of his or her Subject Securities in accordance with this subsection 2.1(a);

(b)	at any meeting of the Company Shareholders called to vote upon any of the matters described in clause (i), (ii) or (iii) below or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Company Shares is sought (including by written consent in lieu of such meeting) with respect to any of the matters described in clause (i), (ii) or (iii) below, the Securityholder shall cause his or her Subject Securities (to the extent that they carry the right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall, unless otherwise directed by the Purchaser in writing, vote (or cause to be voted) his or her Subject Securities (to the extent that they carry the right to vote at such meeting) against: (i) any Acquisition Proposal involving the Company or any Subsidiary of the Company; (ii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Securityholder under this Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. If the Securityholder is the beneficial owner, but not the registered holder, of any of his or her Subject Securities, the Securityholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of his or her Subject Securities in accordance with this subsection 2.1(b);

(c)	the Securityholder shall not, directly or indirectly:

(i)	solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(ii)	assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iii)	act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Company Shares as contemplated by the Arrangement;

(iv)	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)	enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than the Purchaser and its Affiliates) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, other than as may be permitted pursuant to Section 5.1(a)(ii) of the Arrangement Agreement;

(vi)	publicly disclose or state that (i) it is withdrawing or qualifying its support for the transactions contemplated by the Arrangement Agreement; or (ii) it is supporting, endorsing or recommending any publicly disclosed Acquisition Proposal;

(vii)	accept or enter into or publicly propose to accept or enter into any letter of intent, agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(viii)	cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing;

(d)	the Securityholder will and will instruct each of his or her representatives to immediately cease and terminate and cause to be terminated any solicitation, encouragement, discussion or negotiation or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an Affiliate thereof) with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(e)	the Securityholder will not directly or indirectly sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in, or otherwise convey or encumber (each, a “Transfer”), or enter into any forward sale, short sale, repurchase agreement, option or other arrangement or monetization transaction with respect to any of his or her Subject Securities or Subject Incentive Awards, or any right or interest therein (legal or equitable) to any Person or group of Persons, or agree to do any of the foregoing, other than pursuant to the Arrangement, provided that: (i) the foregoing restriction shall not prevent the Securityholder from converting or exercising any of the Subject Incentive Awards in accordance with their terms, and (ii) the Securityholder may sell, gift, Transfer, assign or convey any or all of the Subject Securities or Subject Incentive Awards (to the extent permitted by the terms thereof) to an Affiliate or of the Securityholder, provided that such Affiliate enters into an agreement with the Purchaser on the same terms as this Agreement, or otherwise agrees with the Purchaser to be bound by the provisions hereof or as otherwise consented to by the Purchaser;

(f)	notwithstanding Section 2.1(e) hereof, the Securityholder may sell, assign, convey or otherwise transfer or dispose of any or all of its Subject Securities to a Related Person provided that such Related Person enters into an agreement with the Purchaser on the same terms as this Agreement, or otherwise agrees with the Purchaser to be bound by the provisions hereof or as otherwise consented to by the Purchaser, which consent may be arbitrarily withheld and that the transfer of such Subject Securities is permitted in accordance with the terms thereof. For the purposes hereof, “Related Person” means: (i) a spouse, parent, grandparent, brother, sister or child of the Securityholder; or (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i);

(g)	the Securityholder will not directly or indirectly grant or agree to grant any proxies, legal appointment or power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, voting trust, vote pooling or other agreement, whether by proxy, legal appointment or otherwise, with respect to the right to vote, call meetings of the Company Shareholders or give consents or approval of any kind with respect to the Subject Securities, other than pursuant to this Agreement;

(h)	the Securityholder shall not contest in any way the approval of the Arrangement by any Governmental Authority or take any other action of any kind, directly or indirectly, which might reasonably be regarded to materially reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement, unless otherwise directed by the Purchaser and the Company in writing;

(i)	the Securityholder shall not exercise any rights of appraisal or Dissent Rights that the Securityholder may have under applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement;

(j)	the Securityholder shall not take any action or make any public statement which would prevent, delay, impede, interfere with or materially adversely affect the timely consummation of the Arrangement or any other transaction contemplated by the Arrangement Agreement; and

(k)	as soon as practicable following the mailing of the Company Circular and in any event at least seven calendar days prior to the date of the Company Meeting, the Securityholder shall (i) with respect to any Subject Securities (to the extent that they carry the right to vote at the Company Meeting) that are registered in the name of the Securityholder, deliver or cause to be delivered, in accordance with the instructions set out in the Company Circular, a duly executed proxy or proxies (or voting instruction form(s) or legal appointment(s)) directing the holder of such proxy or proxies (or voting instruction form(s) or legal appointment(s)) to vote in favour of the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement; and (ii) with respect to any Subject Securities (to the extent that they carry the right to vote at the Company Meeting) that are beneficially owned by the Securityholder but not registered in the name of the Securityholder, deliver a duly executed voting instruction form to the intermediary through which the Securityholder holds his or her beneficial interest in the Subject Securities instructing that the Subject Securities be voted at the Company Meeting in favour of the Arrangement Resolution and/or any other matter necessary for the consummation of the Arrangement. Such proxy or proxies (or voting instruction form(s) or legal appointment(s)) shall name those individuals as may be designated by the Company in the Company Circular (with full power of substitution). The Securityholder shall not take, or permit any Person on his or her behalf to take, any action to revoke, withdraw, amend or invalidate any proxy deposited or voting instruction form submitted or cast pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Securityholder might have, unless the Securityholder has obtained the written consent of the Purchaser or this Agreement has been terminated in accordance with its terms. The Securityholder shall provide to the Purchaser evidence of the Securityholder having delivered or caused to be delivered a duly executed proxy or proxies (or voting instruction form(s) or legal appointment(s)) in accordance with the terms of this Section 2.1(k) at least five calendar days prior to the date of the Company Meeting.

2.2	Subject Incentive Awards

The Securityholder hereby agrees, in his or her capacity as a holder of the Subject Incentive Awards, that, to the extent that any Subject Incentive Awards have any voting rights, any such voting rights are hereby voted in favour of the Arrangement and the Arrangement Resolution, and that his or her execution of this Agreement shall constitute evidence of such Securityholder’s written approval of the Arrangement Resolution in such capacity. Further, the Securityholder consents to the treatment of its Subject Incentive Awards pursuant to the Plan of Arrangement, including the consideration to be paid by the Purchase to the Securityholder for such Subject Incentive Awards under the Plan of Arrangement.

2.3	Public Disclosure and Announcements

(a)	Except as required by applicable Laws, prior to the first public disclosure of the existence of this Agreement, the Securityholder will not, and will ensure that its representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

(b)	The Securityholder hereby consents to: (i) details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (ii) this Agreement being made publicly available, including by filing on SEDAR+.

2.4	Revocation of Proxies and Prior Voting Instructions

The Securityholder hereby revokes any proxies, voting instructions, legal appointments and powers of attorney heretofore given by him or her in respect of the Subject Securities that are inconsistent with this Agreement. For the avoidance of doubt, this Section 2.3 does not apply to any voting instructions, legal appointments and powers of attorney delivered by the Securityholder in respect of the Company Meeting approving the Arrangement Resolution.

2.5	Co-operation/Alternative Transaction

(a)	If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby the Purchaser and/or its Affiliates would effectively acquire all of the Subject Securities and Subject Incentive Awards on economic terms and other terms and conditions having consequences (including, but not limited to, tax consequences) to the Securityholder that are substantially equivalent to or better than those contemplated by the Arrangement Agreement and are not materially adverse to the Securityholder and such alternative transaction structure does not result in a delay to the Effective Date as contemplated in the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Securityholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including, (i) in the case of a take-over bid (and exchange offer), by causing all of the Subject Securities and Subject Incentive Awards to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Securities and Subject Incentive Awards from such take-over bid except as expressly otherwise provided in this Agreement, and/or (ii) voting or causing to be voted all of the Subject Securities and Subject incentive Awards (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction.

(b)	In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, and all covenants, representations and warranties of each of the Parties shall be and shall be deemed to have been made, mutatis mutandis, in respect of the Alternative Transaction.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to and covenants with the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)	Capacity. The Securityholder has the power and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder.

(b)	Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(c)	Ownership of Subject Securities and Subject Incentive Awards. The Securityholder is, and subject to Section 2.1(f), will be immediately prior to the Effective Time, the sole registered and/or beneficial owner of the number of Subject Securities and Subject Incentive Awards indicated on Schedule A hereto with good and marketable title thereto free and clear of any Liens of any kind whatsoever. Neither the Securityholder nor any of his or her Affiliates owns or has any interest in or exercises control or direction over any other securities, or securities convertible into or exchangeable or exercisable for securities, of the Company or any of its Subsidiaries and has no other agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Company.

(d)	No Breach. Neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will violate or constitute a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with) any applicable Law to which the Securityholder is bound, except as would not impair the ability of the Securityholder to perform its obligations hereunder.

(e)	No Proceedings. There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Securityholder, threatened against or affecting the Securityholder or the beneficial or registered owner of any of the Subject Securities that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Securityholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

(f)	No Agreements. Other than pursuant to this Agreement and the Arrangement Agreement, no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or Subject Incentive Awards, or any interest therein or right thereto, including any right to vote, except pursuant to this Agreement. Except for the Incentive Plans, there are no shareholders’ agreements, voting trusts or other agreements, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement, affecting the Subject Securities or the Subject Incentive Awards or the ability of the Securityholder to exercise all ownership rights thereto, including the voting of any such securities.

(g)	Voting. The Securityholder has the sole and exclusive right to enter into this Agreement and to sell, vote or direct the sale and voting of the Subject Securities. None of the Subject Securities is subject to any proxy, voting instruction, legal appointment, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Company Shareholders or give consents or approvals of any kind.

3.2	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants and covenants to the Securityholder, acknowledging that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Capacity. The Purchaser validly subsists under the Laws of Alberta and has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)	Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject only to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to the discretion that a court may exercise in granting equitable remedies.

(d)	No Breach. Neither the execution and delivery of this Agreement by the Purchaser nor the compliance by the Purchaser with any of the provisions hereof will violate or constitute a breach or default under, or conflict with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with), any constating documents of the Purchaser or to the knowledge of the Purchaser, pursuant to any applicable Law, to which the Purchaser is bound, except in each case as would not materially impair the ability of the Purchaser to perform its obligations under this Agreement.

(e)	No Proceedings. There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Purchaser’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

ARTICLE 4
TERMINATION

4.1	Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)	the mutual agreement in writing of the Purchaser and the Securityholder;

(b)	written notice by the Securityholder to the Purchaser if:

(i)	subject to Section 4.2, any representation or warranty of the Purchaser under this Agreement is untrue or incorrect in any material respect;

(ii)	subject to Section 4.2, the Purchaser has not complied in any material respect with its covenants contained herein; or

(iii)	without the prior written consent of the Securityholder: (A) the Arrangement Agreement is amended or varied to impose additional conditions to the completion of the Arrangement; (B) there is a decrease in the consideration to be paid for the Company Shares; (C) there is a decrease in the aggregate amount of Cash Consideration to be paid for the Company Shares; or (D) the Arrangement Agreement, the Arrangement or the terms of the Arrangement Agreement are amended or varied in a manner that is adverse to the Securityholders;

(c)	written notice by the Purchaser to the Securityholder if:

(i)	subject to Section 4.2, any representation or warranty of the Securityholder under this Agreement is untrue or incorrect in any material respect; or

(ii)	subject to Section 4.2, the Securityholder has not complied in any material respect with his or her covenants contained herein;

(d)	the Effective Time; and

(e)	the termination of the Arrangement Agreement in accordance with its terms.

4.2	Notice and Cure Provisions

(a)	Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the termination of this Agreement of any event or state of facts which occurrence or failure would give rise to a right of termination by the other Party pursuant to Section 4.1(b) or 4.1(c). Notification provided under this Section 4.2 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto).

(b)	The Securityholder may not exercise his or her right to terminate this Agreement pursuant to Section 4.1(b)(i) or 4.1(b)(ii) and the Purchaser may not exercise its right to terminate this Agreement pursuant to Section 4.1(c) unless the Party seeking to terminate this Agreement delivers a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered prior to the Company Meeting, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (i) two Business Days prior to the Company Meeting, and (ii) the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If any such notice is delivered after the date of the Company Meeting, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right until the earlier of (i) five Business Days prior to the Outside Date, and (ii) the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered.

4.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void, except for Sections 2.2(a), 5.1, 5.4, 5.8, 5.10 and 5.11 and this Section 4.3 which shall survive the termination of this Agreement, and no Party shall have liability to any other Party and the Securityholder shall be entitled to withdraw any form of proxy, voting instruction form, legal appointment or power of attorney which it, him or her may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in this Article 4 will relieve a Party from any liability for any breach by it, him or her of this Agreement, including from any inaccuracy in its, his or her representations and warranties and any non-performance by such Party of its, his or her covenants made herein, prior to the termination of this Agreement in accordance with Article 4.

ARTICLE 5
GENERAL

5.1	Fiduciary Obligations

The Purchaser agrees and acknowledges that the Securityholder is bound hereunder solely in his or her capacity as a holder of Subject Securities and Subject Incentive Awards and that, to the extent that the Securityholder is a director or officer of the Company or any of its Subsidiaries, the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder in his or her capacity as such. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any Person from properly fulfilling his or her fiduciary duties as a director or officer of the Company or its Subsidiaries.

5.2	Further Assurances

Each of the Securityholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other Party may reasonably require and at the requesting Party’s cost: (a) to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement; and (b) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings and to oppose any of the matters listed in subsection 2.1(b) of this Agreement.

5.3	Time

Time shall be of the essence in this Agreement.

5.4	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Alberta and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute, claim or other matter arising under this Agreement.

5.5	Entire Agreement

This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.6	Amendments and Waivers

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

To the extent that the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

5.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

5.8	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. Except as permitted by Section 2.1(e), neither Party may assign, delegate or otherwise transfer any of such Party’s rights, interests or obligations under this Agreement without the prior written consent of the other Party, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an Affiliate of the Purchaser, provided that if such assignment, delegation or transfer takes place, the Purchaser shall continue to be liable jointly and severally with such Affiliate for all of its obligations hereunder.

5.9	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	the Purchaser, addressed as follows:

Crescent Point Energy Corp.

2000, 585 – 8th Avenue SW

Calgary, AB T2P 1G1

Attention:	[name redacted]
E-mail:	[email address redacted]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

3700, 400 – 3rd Avenue SW

Calgary, AB T2P 4H2

Attention:	[name redacted]
E-mail:	[email address redacted]

(b)	the Securityholder, as set forth on the signature page to this Agreement.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or email, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (Calgary time) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its, his or her address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its, his or her changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

5.10	Specific Performance and other Equitable Rights

(a)	The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Securityholder or the Purchaser of any of its covenants or obligations set forth in this Agreement, the Securityholder and the Purchaser shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement. Each of the Parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, him or her, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Party under this Agreement.

(b)	The Parties further agree that (i) by seeking the remedies provided for in this Section 5.10, a Party shall not in any respect waive such Party’s right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 5.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 5.10 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 5.10 prior or as a condition to exercising any termination right under Section 4.1 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 4.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

5.11	Expenses

Each of the Parties shall pay its, his or her respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Rules of Construction

The Parties waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13	Independent Legal Advice

Each of the Parties hereby acknowledges that such Party has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

5.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of this page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the Parties have executed this Voting Support Agreement as of the date first written above.

CRESCENT POINT ENERGY CORP.

By:
Name:
Title:

(Print Name of Securityholder)

(Signature of Securityholder or Authorized Signatory)

(Print Name and Title)

Address:

Telephone:

Facsimile:

Signature Page - Voting Support Agreement

SCHEDULE A

Number of Company Shares	Number of Company Options	Number of Equity Incentive Awards	Number of Legacy Options	Number of Legacy Share Awards